Filed pursuant to Rule 253(g)(2)
File No. 024-12643

SUPPLEMENT NO. 4 DATED JANUARY 6, 2026
TO THE OFFERING CIRCULAR DATED SEPTEMBER 16, 2025

DAMON INC.
4601 Canada Way, Suite #402
Burnaby, BC V5G 4X7
Canada
(236) 326-3619

This document supplements, and should be read in conjunction with, the offering circular of Damon Inc. (“we,” “our,” “us,” or the “Company”), dated September 16, 2025 (the “Offering Circular”), Supplement No. 1 to Offering Circular filed with the Securities and Exchange Commission (the “SEC”) on October 24, 2025, Supplement No. 2 filed with the SEC on November 13, 2025 and Supplement No. 3 filed with the SEC on November 28, 2025. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

This supplement is being filed to include the information on Form 8-K filed by the Company with the SEC on January 5, 2026.

Investing in our common shares and warrants involves a high degree of risk. These are speculative securities. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” in the Offering Circular starting on page 13 for a discussion of certain risks that you should consider in connection with an investment in our securities.

THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The date of this Supplement No. 4 to the Offering Circular is January 6, 2026.

Form 8-K

(See attached)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 29, 2025

DAMON INC.

(Exact name of registrant as specified in its charter)

British Columbia	001-42190	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4601 Canada Way Suite #402 Burnaby, BC	V5G 4X7
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (236) 326-3619

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Not applicable	Not applicable	Not applicable

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On December 29, 2025, Damon Inc. (the “Company”) entered into a Promissory Note (the “Note”) with Baljinder Bhullar, the Chief Financial Officer and a director of the Company, and Dino Mariutti (collectively, the “Creditors”), pursuant to which the Creditors agreed to lend the Company an aggregate principal amount of $300,000, with each Creditor contributing $150,000. This transaction has been approved by the Company’s audit committee. The proceeds of the Note are expected to be used for general corporate purposes.

The Note bears interest at a rate of 15% per annum and matures on the earlier of (i) 60 days following the advance of funds to the Company or (ii) five business days following the completion of an intellectual property loan financing or the receipt of any other debt or equity financing by the Company, provided that no amount shall be due or payable unless and until all obligations of the Company to Streeterville Capital, LLC (“Streeterville”) have been paid in full.

The Company is required to pay the Creditors an aggregate setup fee of $30,000, payable on the earlier of the maturity date or any prepayment of the Note. If the setup fee is not paid within five business days following maturity, the aggregate setup fee increases to $50,000. No setup fee is payable unless and until all obligations to Streeterville have been paid in full.

All obligations under the Note are subordinated to the Company’s obligations to Streeterville, and the parties have agreed to enter into an intercreditor and subordination agreement acceptable to Streeterville.

In connection with the Note, the Company entered into a General Security Agreement with the Creditors pursuant to which the Company granted the Creditors a security interest in substantially all of the Company’s present and after-acquired personal property to secure the obligations under the Note. The security interest is subordinated in all respects to the security interests of Streeterville.

The foregoing description of the Note and the General Security Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, which are filed as Exhibits 10.1 and 10.2 to this Current Report on Form 8-K.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein to the extent required to be disclosed under this Item 2.03.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Promissory Note, dated December 29, 2025, issued by Damon Inc. to Baljinder Bhullar and Dino Mariutti.
10.2	General Security Agreement, dated December 29, 2025, between Damon Inc. and Baljinder Bhullar and Dino Mariutti.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DAMON, INC.

Date: January 5, 2026	By:	/s/ Bal Bhullar
	Name:	Bal Bhullar
	Title:	Chief Financial Officer

3

Exhibit 10.1

PROMISSORY NOTE

Principal:	USD$300,000.00	Dated: December 29, 2025

1.	FOR VALUE RECEIVED, Damon Inc. (the “Borrower”), having a principal office located at 4601 Canada Way, Suite #402, Burnaby, BC V5G 4X7, promises to pay, in accordance with this promissory note (the “Note”), to the order of, Baljinder Bhullar (the “Creditor”) and Dino Mariutti (the “Creditor”), and collectively (the “Creditors”) the principal aggregate sum of USD$300,000 (THREE HUNDRED THOUSAND United States DOLLARS) (the “Principal”), whereby there is a 50/50 contribution by each Baljinder Bhullar and Dino Mariutti, plus any applicable Setup Fee added to the Principal bearing a fixed interest rate of 15% per annum (the “Annual Interest”), calculated from the date hereof on the daily balance of such sum and payable all as set out below at the same place, both before and after demand, maturity, Default (as such term is defined below) and judgement at the rate payable at the same time, place and rate and interest on overdue interest payable at the same time, place and rate until this Note has been indefeasibly repaid in full. The amounts outstanding from time to time under this Note as evidenced by the Creditors records shall, in the absence of manifest error, be conclusive evidence of the indebtedness of the undersigned to the Creditors pursuant to this Note and be binding on the undersigned.

2.	Maturity Date. The Note shall become due and payable in full on the earlier of (the “Maturity Date”): (i) 60 days from Creditors advance of Principal funds to Borrower under the Note; or the earlier of (ii) five (5) business days following the completion of the IP Loan Financing or the receipt by the Borrower of any other debt or equity financing, loan, advance or capital infusion of any kind, whether secured or unsecured; provided however that no amount is due or payable until and unless the Borrower has paid in full all obligations owing to Streeterville Capital LLC.

3.	IP Loan Financing

(a)	It is acknowledged that the Borrower intends to complete an IP Loan Financing (the “IP Financing”) through Fallingst Technologies Inc. (“Fallingst”).

4.	Setup Fee. Borrower shall pay each Creditor a USD $15,000.00 setup fee (the “Setup Fee”), due and payable on the earlier of: (i) the Maturity Date, or (ii) the date on which the Borrower makes a prepayment of the amount due and outstanding in accordance with Section 6 provided however that no amount is due or payable until and unless the Borrower has paid in full all obligations owing to Streeterville Capital LLC. Any Prepayment by the Borrower under this Note will be applied first against the Setup Fee, before reducing Interest, followed by Principal. In the event the Setup Fee is not paid within five (5) business days of the Maturity Date, the Setup Fee shall be increased to USD $25,000.00 for each Creditor. The Setup Fee will begin to accrue Interest in accordance with this Note upon the Maturity Date. For greater certainty the Setup Fee is fully earned, due and payable as of the date that the Principal funds are advanced. The Setup Fee shall be secured by the security. Any payment or Prepayment shall be applied first to fees (including the Setup Fee), then to accrued and unpaid interest, and lastly to Principal, unless otherwise agreed in writing by the Creditors.

5.	The Principal, Annual Interest and fees outstanding shall accrue Interest at an annual rate of 15% following the occurrence of a Default (as such term is defined below).

6.	Prepayment. The Borrower will be entitled to prepay the Principal and Interest Fee in whole or in part (a “Prepayment”), at any time, upon five business days’ written notice being given to the Creditors and without any bonus or penalty being paid to the Creditors. Any payment or Prepayment shall be applied first to fees (including the Setup Fee), then to accrued and unpaid interest, and lastly to Principal, unless otherwise agreed in writing by the Creditors provided however that no amount may be paid or prepaid until and unless the Borrower has paid in full all obligations owing to Streeterville Capital LLC.

7.	Currency and Payment. Any money to be paid pursuant to this Note must be paid by bank draft, certified cheque or electronic transfer of immediately available funds payable to the Creditors, in lawful United States currency. Any payment hereunder shall be made at the Creditors office as set out above prior to 4:00 p.m. (pacific time) on the applicable payment date. Any payments received by the Creditors after 4:00 p.m. (pacific time) on the day payable shall be deemed to have been made and to have been received by the Creditors on the next business day. Notwithstanding the foregoing, provided that payment is received prior to 4:00 p.m. (pacific time) on the day payable, such payment shall not constitute a default in payment under this Note.

8.	Default.

It shall be a default (a “Default”) under this note upon the occurrence of any of the following:

a)	Failure to make any payment of Principal, Interest or fees when due;

b)	Failure to repay the Note in full on the Maturity Date;

c)	Failure to complete the IP Financing within 60 days of the date of this Note;

d)	The Borrower becomes insolvent, makes an assignment for the benefit of Creditors, files or has filed against it any bankruptcy, insolvency or restructuring proceeding;

e)	A receiver, receiver-manager or trustee is appointed over any part of the Borrower’s property;

f)	Any representation or warranty made by the Borrower proves to have been materially false when made.

Upon the occurrence of any Default, all amounts outstanding under this Note shall automatically and immediately become due and payable without notice or demand, all of which are expressly waived by the Borrower.

9.	Usury. If it shall be found that any interest, fees, or other amounts due hereunder violates any applicable law governing usury, the applicable rate of interest and fees due hereunder shall automatically be lowered to equal the maximum rate of interest and fees permitted under applicable law. The Borrower covenants (to the extent that it may lawfully do so) that it will not seek to claim or take advantage of any law that would prohibit or forgive the Borrower from paying all or a portion of the principal, fees, liquidated damages or interest on this Note.

10.	Subordination to Streeterville Obligations. Borrower and Creditors acknowledge that all obligations, rights, and security interests under this Note are subordinated to all obligations of Borrower to Streeterville Capital, LLC, and that no payment of any kind may be made under this Note or otherwise until and unless all obligations of the Borrower to Streeterville have been paid in full. Borrower and Creditors acknowledge that they and each of them will agree to and abide by a plenary intercreditor/subordination agreement subordinating the obligations under this Note to all obligations owed to Streeterville Capital, LLC, in form and substance acceptable to Streeterville Capital, LLC, in its sole discretion (the “Subordination Agreement”).

11.	Security. As continuing security for the payment and performance of all obligations of the Borrower under this Note, the Borrower hereby grants to the Creditors a security interest in and charge over all of the Borrower’s present and after-acquired personal property, assets and undertaking of every nature and kind, wherever situated (the “Security Interest”), subject and subordinated in all respects to the security interests of Streeterville Capital, LLC, including under the Subordination Agreement. The Borrower shall execute and deliver concurrently with this Note a General Security Agreement as Schedule 1 and such other documents as the Creditors may reasonably require to perfect and maintain the Security Interest. The Creditors are authorized to immediately register financing statements under the Personal Property Security Act (British Columbia) or any similar legislation. The Security Interest shall be subordinate only to the existing security interests of Streeterville Capital, LLC, as in effect on the date of this Note, and shall not be subordinated to any future amendments, increases or additional indebtedness without the prior written consent of the Creditors.

12.	Non-Waiver. The extension of the time for making any payment which is due and payable under this Note, or the Creditors failure or delay in exercising or enforcing any rights or remedies under this Note, or under any instrument securing payment of the indebtedness evidenced by this Note, will not constitute a continuing waiver of the right of the Creditors to enforce those rights and remedies in the future.

13.	Representations and Warranties. The Borrower represents and warrants to the Creditors that:

a)	It is duly incorporated and in good standing;

b)	It has full power and authority to execute and perform this Note and the Security Interest;

c)	This Note constitutes a legal, valid and binding obligation enforceable against the Borrower;

d)	The execution of this Note does not violate any agreement or security arrangement to which the Borrower is a party;

e)	The Borrower is solvent and able to pay its debts as they become due.

14.	Notices. Any notice to be made or given in connection with this Note will be in writing and will be personally delivered to an officer or responsible employee of the Borrower or the Creditors or sent by facsimile, e-mail, or functionally equivalent electronic means, charges (if any) prepaid, at or to any address, electronic address, or facsimile number, as the case may be, as the Borrower or the Creditors may designate to the other in accordance with this provision. Any notice which is personally delivered will be deemed to have been validly and effectively given on the date of delivery if that date is a business day, and the delivery was made during normal business hours; otherwise, it will be deemed to have been validly and effectively given on the business day next following the date of delivery. Any notice which is transmitted by facsimile, e-mail, or functionally equivalent electronic means will be deemed to have been validly and effectively given on the date of transmission if that date is a business day and the transmission was made during normal business hours of the recipient; otherwise, it will be deemed to have been validly and effectively given on the business day next following the date of transmission.

15.	Amendments. No amendment or waiver of any provision of this Note or consent to any departure by the Borrower from any provision of this Note is effective unless it is in writing and signed by the Creditors, and then the amendment, waiver or consent is effective only in the specific instance and for the specific purpose for which it is given.

16.	Collection Expenses. The Borrower will pay all costs and expenses incurred by the Creditors in collecting any amount due, and enforcing its rights, under this Note, including, without limitation, reasonable legal fees and disbursements.

17.	Governing Law. This Note will be governed by and construed in all respects in accordance with the laws of the Province of British Columbia and the laws of Canada applicable in that Province.

18.	Time of the Essence. Time will in all respects be of the essence of this Note.

19.	Waiver of Benefits. Presentment for payment, protest and notice of protest, notice of non-payment and notice of dishonour are waived by the Borrower.

20.	Counterparts and Electronic Delivery. This Note may be signed in counterpart and by electronic means, all counterparts together constituting the whole of this Note. Delivery of an executed copy of this Note by any party by electronic transmission will be as effective as delivery of a manually executed copy.

[signature page follows]

The Borrower has executed this Note as of the 29th day of December, 2025.

damon inc.

Per:	/s/ Dominique Kwong
	Name:	Dominique Kwong
	Title:	CEO

Acknowledged and agreed as of the 29th day of December, 2025.

Dino Mariutti

Per:	/s/ DINO MARIUTTI
	Name:	DINO MARIUTTI
	Email:	[***]

Acknowledged and agreed as of the 29th day of December, 2025.

baljinder bhullar

Per:	/s/ BALJINDER BHULLAR
	Name:	BALJINDER BHULLAR
	Email:	[***]

Exhibit 10.2

GENERAL SECURITY AGREEMENT

(Personal Property Security Act – British Columbia)

THIS GENERAL SECURITY AGREEMENT (this “Agreement”) is made as of December 29, 2025

BETWEEN:

DAMON INC., a corporation incorporated under the laws of British Columbia

Address: 4601 Canada Way, Suite #402, Burnaby, British Columbia V5G 4X7
(the “Debtor”)

AND:

BALJINDER BHULLAR and DINO MARIUTTI, jointly and severally (each a “Secured Party”, and together, the “Secured Party”)

Address for Notices: [***] and [***]

RECITALS

A. The Debtor has executed a Promissory Note dated December 29, 2025 in favour of the Secured Party in the principal amount of USD $300,000 (as amended, restated, supplemented or replaced in accordance with its terms, (the “Note”).

B. The Secured Party has agreed to advance funds to the Debtor pursuant to the Note.

C. As a condition of the Secured Party entering into the Note and advancing funds thereunder, the Debtor has agreed to grant a security interest in its personal property to secure the Obligations (as defined below).

D. The Debtor is indebted on a secured basis to Streeterville Capital, LLC (“Streeterville”), under that certain Secured Promissory Note dated as of June 26, 2024, as may be amended from time to time, and held by Streeterville pursuant to a certain Note Purchase Agreement dated as of June 26, 2024 between Debtor and Streeterville, and secured by, among other things, that certain Intellectual Property Security Agreement by and among the same parties, and that certain Security Agreement dated as of November 13, 2024, and Amendment to Security Agreement dated as of November 13, 2024, by and among the same parties as in and as may be further amended (together, along with all other amendments, instruments of perfection, and related loan documentation, the “Streeterville Loan Documents” and the obligations of the Debtor evidenced thereby, the “Streeterville Indebtedness”).

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. SECURITY INTEREST

1.1 Grant of Security

As continuing security for the payment and performance of the Obligations, the Debtor hereby grants to the Secured Party a security interest in all of the Debtor’s present and after-acquired personal property, of every nature and kind, wherever situated, including without limitation (the “Security Interest”):

(a) all goods, including inventory, equipment, machinery, vehicles, tools, furnishings and fixtures;

(b) all accounts, book debts, contract rights and receivables;

(c) all money, deposit accounts and cash equivalents;

(d) all general intangibles, including intellectual property, licences, permits, goodwill and insurance proceeds;

(e) all chattel paper, instruments, documents of title and investment property;

(f) all proceeds, substitutions, replacements, renewals and accessions of the foregoing; and

(g) all books, records and data relating to the foregoing

(collectively, the “Collateral”).

The Security Interest shall be subordinate only to the security interests of Streeterville and all Streeterville Indebtedness. Debtor and Secured Party acknowledge that the Security Interest created hereby is and will remain subordinated in all respects to the security interests of Streeterville and all Streeterville Indebtedness, and, further, agree to execute and abide by a plenary intercreditor/subordination agreement subordinating obligations under the Note and the Security Interest under this Agreement to all obligations owed to Streeterville in form and substance acceptable to Streeterville in its sole discretion.

1.2 PPSA Security Only

This Agreement grants a Security Interest solely in personal property and is intended to be governed by and perfected pursuant to the Personal Property Security Act (British Columbia) (the “PPSA”). No security interest in real property is granted by this Agreement.

2. OBLIGATIONS SECURED

This Agreement secures all obligations of the Debtor to the Secured Party under the Note, including without limitation:

(a) principal;

(b) interest (including default interest);

(c) the setup fee and any other fees payable under the Note; and

(d) all costs, expenses and legal fees incurred by the Secured Party in enforcing the Note or this Agreement

(collectively, the “Obligations”).

3. PERMITTED PRIOR SECURITY AND SUBORDINATION

3.1 The Debtor and the Secured Party acknowledge that the Debtor has previously granted security interests in favour of Streeterville Capital, LLC (the “Senior Secured Party”).

3.2 The Security Interest granted under this Agreement is subordinate and junior to the security interests of the Senior Secured Party as in effect on December 24, 2025 (the “Permitted Prior Security”).

3.3 Except for the Permitted Prior Security, the Debtor shall not grant any security interest ranking pari passu with or in priority to the Security Interest without the prior written consent of the Secured Party.

4. ATTACHMENT AND PERFECTION

The Debtor confirms that:

(a) value has been given;

(b) the Debtor has rights in the Collateral; and

(c) the Security Interest attaches immediately and continuously.

The Debtor authorizes the Secured Party to register financing statements and financing change statements under the PPSA without further consent.

5. REPRESENTATIONS AND WARRANTIES

The Debtor represents and warrants to the Secured Party that:

(a) it is duly incorporated, validly existing and in good standing;

(b) it has full power and authority to enter into and perform this Agreement;

(c) this Agreement constitutes a valid and binding obligation;

(d) execution of this Agreement does not breach any other agreement binding on the Debtor;

(e) except for the Permitted Prior Security, the Collateral is free of security interests; and

(f) the Debtor is solvent and able to pay its debts as they become due.

6. COVENANTS

While any Obligations remain outstanding, the Debtor shall:

(a) maintain and preserve the Collateral in good condition;

(b) defend title to the Collateral;

(c) keep accurate books and records relating to the Collateral;

(d) promptly notify the Secured Party of any Default or material adverse change;

(e) execute further documents required to perfect or maintain the Security Interest; and

(f) not sell or dispose of the Collateral except inventory sold in the ordinary course of business.

7. DEFAULT

An Event of Default occurs if:

(a) the Debtor defaults under the Note;

(b) the Debtor becomes insolvent or bankrupt;

(c) a receiver or trustee is appointed;

(d) the Debtor ceases or materially curtails its business;

(e) a representation proves materially false; or

(f) the Secured Party reasonably believes payment of the Obligations is impaired.

8. ENFORCEMENT AND ACCELERATION

Upon an Event of Default, the Secured Party may:

(a) declare all Obligations immediately due and payable;

(b) enforce the Security Interest without notice or demand; and

(c) exercise all rights of a secured party under the PPSA.

9. APPLICATION OF PROCEEDS

All proceeds realized from enforcement shall be applied:

(a) first, to any senior security interests, including the Streeterville Indebtedness;

(b) second, to enforcement costs and legal fees,

(c) third, to interest and fees;

(d) fourth, to principal; and

(e) any surplus to the Debtor, subject to law.

10. NOTICES

Notices shall be in writing and delivered personally, by courier or by email to the addresses above, and are deemed received on the next business day if sent after 4:00 p.m. (Pacific Time).

11. GENERAL

●	Time is of the essence.

●	Rights and remedies are cumulative.

●	This Agreement is governed by the laws of British Columbia.

●	This Agreement may be executed electronically and in counterparts.

12. ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the parties regarding the Security Interest and may be amended only in writing signed by the Secured Party.

EXECUTION

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

DAMON INC.

Per:	/s/ Dominique Kwong
Name:	Dominique Kwong
Title:	CEO

I have authority to bind the corporation.

SECURED PARTY

BALJINDER BHULLAR

Per:	/s/ BALJINDER BHULLAR
Name:	BALJINDER BHULLAR

DINO MARIUTTI

Per:	/s/ DINO MARIUTTI
Name:	DINO MARIUTTI

Schedule “A” — Permitted Prior Security

1.	Security interests granted in favour of Streeterville Capital, LLC, as in effect on December 29, 2025.